                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               CBRE HOLDING, INC.
                ------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                ------------------------------------------------
                         (Title of Class of Securities)

                                      None
                ------------------------------------------------
                                 (CUSIP Number)

                                 Murray A. Indick
                         909 Montgomery Street, Suite 400
                             San Francisco, CA 94133
                                  (415) 434-1111

            -----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized

                    to Receive Notices and Communications)

                                 July 20, 2001
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   13D                           Page 2 of 26
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OR REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RCBA STRATEGIC PARTNERS, L.P.
             94-3303833
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*:
 4
          See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 8,100,925**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              8,100,925**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         8,100,925**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
          83.6%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         PN
------------------------------------------------------------------------------
      *See Instructions Before Filling Out!
      **See Item 5 below

------------------------------------------------------------------------------
                                    13D                        Page 3 of 26
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OR REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RCBA GP, L.L.C.
             94-3303831
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*:
 4
         See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 8,100,925**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              8,100,925**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         8,100,925**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
          83.6%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         OO
------------------------------------------------------------------------------
      *See Instructions Before Filling Out!
      **See Item 5 below

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                                     13D                        Page 4 of 26
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OR REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             BLUM STRATEGIC PARTNERS II, L.P.
             94-3395151
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*:
 4
         See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 8,100,925**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              8,100,925**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         8,100,925**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
          83.6%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         PN
------------------------------------------------------------------------------
      *See Instructions Before Filling Out!
      **See Item 5 below

------------------------------------------------------------------------------
                                     13D                        Page 5 of 26
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OR REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             BLUM STRATEGIC GP II, L.L.C.
             94-3395150
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*:
 4
         See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 8,100,925**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              8,100,925**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         8,100,925**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
          83.6%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         OO
------------------------------------------------------------------------------
      *See Instructions Before Filling Out!
      **See Item 5 below

------------------------------------------------------------------------------
                                     13D                         Page 6 of 26
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OR REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             RICHARD C. BLUM
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*:
 4
         See Item 3
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 8,100,925**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              8,100,925**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         8,100,925**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
          83.6%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
         IN
------------------------------------------------------------------------------
      *See Instructions Before Filling Out!
      **See Item 5 below

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                                      13D               Page 7 of 26
--------------------------------------------------------------------------------

ITEM 1    Security and Issuer.

             This Schedule 13D relates to the Class A Common Stock, $.01 par value (the "Class A Common Stock"), of CBRE Holding, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 200 North Sepulveda Boulevard, El Segundo, California 90245-4380.

ITEM 2    Identity and Background.

             This Schedule 13D is being filed by RCBA Strategic Partners, L.P., a Delaware limited partnership ("RCBA Partners"); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Partners," and taken together with RCBA Partners, the "Blum Funds"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP"); and Richard C. Blum, a managing member of RCBA GP and Blum GP (collectively, the "Reporting Persons").

             RCBA Partners is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

             RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner of RCBA Partners and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

             Blum Partners is a Delaware limited partnership whose principal business is investing in securities and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

             Blum GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Partners and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

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                                      13D               Page 8 of 26
--------------------------------------------------------------------------------

             The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

------------------------------------------------------------------------------------------------------------
Name and Office Held         Business Address                     Citizenship     Principal Occupation or
                                                                                  Employment
------------------------------------------------------------------------------------------------------------
Richard C. Blum,             909 Montgomery St., Suite 400        USA             President & Chairman,
Managing Member              San Francisco, CA 94133                              BLUM Capital Partners,
                                                                                  L.P.
------------------------------------------------------------------------------------------------------------
Nils Colin Lind,             909 Montgomery St., Suite 400        Norway          Managing Partner, BLUM
Managing Member              San Francisco, CA 94133                              Capital Partners, L.P.
------------------------------------------------------------------------------------------------------------
Claus J. Moller,             909 Montgomery St., Suite 400        Denmark         Managing Partner, BLUM
Managing Member              San Francisco, CA 94133                              Capital Partners, L.P.
------------------------------------------------------------------------------------------------------------
John C. Walker,              909 Montgomery St., Suite 400        USA             Partner, BLUM Capital
Member                       San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Kevin A. Richardson, II,     909 Montgomery St., Suite 400        USA             Partner, BLUM Capital
Member                       San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Jose S. Medeiros,            909 Montgomery St., Suite 400        Brazil          Partner, BLUM Capital
Member                       San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Jeffrey A. Cozad,            909 Montgomery St., Suite 400        USA             Partner, BLUM Capital
Member                       San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Marc T. Scholvinck,          909 Montgomery St., Suite 400        USA             Partner and Chief
Member                       San Francisco, CA 94133                              Financial Officer, BLUM
                                                                                  Capital Partners, L.P.
------------------------------------------------------------------------------------------------------------
Murray A. Indick,            909 Montgomery St., Suite 400        USA             Partner and General
Member                       San Francisco, CA 94133                              Counsel, BLUM Capital
                                                                                  Partners, L.P.
------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      13D               Page 9 of 26
--------------------------------------------------------------------------------


             The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

------------------------------------------------------------------------------------------------------------
Name and Office Held         Business Address                     Citizenship     Principal Occupation or
                                                                                  Employment
------------------------------------------------------------------------------------------------------------
Richard C. Blum,             909 Montgomery St., Suite 400        USA             President & Chairman,
Managing Member              San Francisco, CA 94133                              BLUM Capital Partners,
                                                                                  L.P.
------------------------------------------------------------------------------------------------------------
Nils Colin Lind,             909 Montgomery St., Suite 400        Norway          Managing Partner, BLUM
Managing Member              San Francisco, CA 94133                              Capital Partners, L.P.
------------------------------------------------------------------------------------------------------------
Claus J. Moller,             909 Montgomery St., Suite 400        Denmark         Managing Partner, BLUM
Managing Member              San Francisco, CA 94133                              Capital Partners, L.P.
------------------------------------------------------------------------------------------------------------
John C. Walker,              909 Montgomery St., Suite 400        USA             Partner, BLUM Capital
Managing Member              San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Kevin A. Richardson, II,     909 Montgomery St., Suite 400        USA             Partner, BLUM Capital
Managing Member              San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Jose S. Medeiros,            909 Montgomery St., Suite 400        Brazil          Partner, BLUM Capital
Managing Member              San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Jeffrey A. Cozad,            909 Montgomery St., Suite 400        USA             Partner, BLUM Capital
Member                       San Francisco, CA 94133                              Partners, L.P.
------------------------------------------------------------------------------------------------------------
Marc T. Scholvinck,          909 Montgomery St., Suite 400        USA             Partner and Chief
Member                       San Francisco, CA 94133                              Financial Officer, BLUM
                                                                                  Capital Partners, L.P.
------------------------------------------------------------------------------------------------------------
Murray A. Indick,            909 Montgomery St., Suite 400        USA             Partner and General
Member                       San Francisco, CA 94133                              Counsel, BLUM Capital
                                                                                  Partners, L.P.
------------------------------------------------------------------------------------------------------------

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3  Source and Amount of Funds or Other Consideration.

             On February 22, 2001, RCBA Partners purchased 10 shares of the Issuer's common stock, par value $.01 per share ("Old Common Stock"), from the Issuer for aggregate

--------------------------------------------------------------------------------
                                      13D               Page 10 of 26
--------------------------------------------------------------------------------

cash consideration of $160.00. The source of funds for the purchase of such shares was the working capital of RCBA Partners.

             On February 23, 2001, the Issuer, its subsidiary BLUM CB Corp., a Delaware corporation ("Merger Sub"), and CB Richard Ellis Services, Inc. ("Services") entered into an Agreement and Plan of Merger (as subsequently amended and restated, the "Merger Agreement"), pursuant to which Merger Agreement, on the terms and conditions set forth therein, Merger Sub would merge with and into Services (the "Merger"), and holders of the common stock of Services ("Services Common Stock") (other than certain holders including the Issuer) would receive consideration of $16.00 per share in cash in exchange for their shares.

             Also on February 23, 2001, the Issuer, RCBA Partners, Merger Sub, Issuer and the other parties thereto entered into a Contribution and Voting Agreement (as subsequently amended and restated, the "Contribution Agreement"), pursuant to which Contribution Agreement, among other things, (i) RCBA Partners agreed to contribute (the "Share Contribution") to the Issuer all of the shares of Services Common Stock that it beneficially owned immediately prior to the completion of the Merger in consideration for the issuance to RCBA Partners by the Issuer of an equal number of shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), and (ii) RCBA Partners agreed to contribute (the "Cash Contribution") to the Issuer between approximately $32.2 million and approximately $83.9 million of cash in consideration for the issuance to RCBA Partners by the Issuer of a number of shares of Class B Common Stock equal to the amount of such Cash Contribution divided by $16.00. The Contribution Agreement is filed as an Exhibit hereto (as indicated in Item 7 below) and incorporated by reference herein.

             On June 7, 2001, RCBA Partners purchased 241,875 shares of Old Common Stock from the Issuer for aggregate cash consideration of $3,870,000. The source of funds for the purchase of such shares was the working capital of RCBA Partners.

             On June 29, 2001, each share of Old Common Stock was automatically converted into one share of Class B Common Stock pursuant to the Restated Certificate of Incorporation of the Issuer.

             On July 19, 2001, pursuant to an Assignment and Assumption Agreement (the "Assignment Agreement"), RCBA Partners assigned to Blum Partners all of its rights and obligations to make $46,040,112 of the Cash Contribution and to contribute 37,540 shares of Services Common Stock as part of the Share Contribution. The Assignment Agreement is filed as an Exhibit hereto (as indicated in Item 7 below) and incorporated by reference herein.

             On July 20, 2001, the Merger Agreement closed and the Merger was completed. Immediately prior to the Merger, pursuant to the Contribution Agreement, (a) RCBA Partners contributed 3,386,346 shares of Services Common Stock to the Issuer and the Issuer issued 3,386,346 shares of Class B Common Stock to RCBA Partners, (b) Blum Partners contributed 37,540 shares of Services Common Stock to the Issuer and the Issuer issued 37,540 shares of Class B Common Stock to Blum Partners, (c) RCBA Partners contributed $25,522,992.00 to the Issuer and the Issuer issued 1,595,187 shares of Class B Common Stock to RCBA Partners and (d) Blum Partners contributed $45,439,472.00 to the Issuer and the Issuer issued 2,839,967

--------------------------------------------------------------------------------
                                      13D               Page 11 of 26
--------------------------------------------------------------------------------

shares of Class B Common Stock to Blum Partners. The source of funds for the purchase of shares of Class B Common Stock by RCBA Partners and Blum Partners in connection with the Cash Contribution was the working capital of RCBA Partners and Blum Partners, respectively.

ITEM 4    Purpose of Transaction.

             The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference.

             The Reporting Persons acquired the Class B Common Stock in order to obtain a substantial and controlling equity position in the Issuer. In addition, the Reporting Persons have acquired certain rights and obligations with respect to the Issuer that are contained in a Securityholders' Agreement, dated as of July 20, 2001, among RCBA Partners, Blum Partners, FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, California Public Employees' Retirement System, Frederic V. Malek, DLJ Investment Funding, Inc., Credit Suisse Boston Corporation, Raymond E. Wirta, W. Brett White, Services and the Issuer, which was entered into in connection with the completion of the Merger and is described in Item 6 below, filed as an Exhibit hereto (as indicated in Item 7 below) and incorporated by reference herein.

             Pursuant to such Securityholders' Agreement, among other things, the Blum Funds have the right to designate a majority of the Board of Directors (the "Board") of the Issuer and each of the parties to the Securityholders' Agreement that holds shares of Class B Common Stock generally has agreed to vote each of such shares in favor of the election to the Board of such designees, as well as the designees of specified other holders of Class B Common Stock. As of the date hereof, the Board consists of 5 directors and the Blum Funds have designated Richard C. Blum and Claus J. Moller as directors (Mr. Blum was designated by RCBA Partners and Mr. Moller was designated by Blum Partners). The Reporting Persons expect that the Board will soon be increased to 8 directors and that 2 of the additional 3 directors will be designated by RCBA Partners. Under the Securityholders' Agreement, RCBA Partners and Blum Partners will be entitled to change any such designations made by them at any time. Although it is not the present intention of the Reporting Persons to do so, as a result of the right of the Reporting Persons to designate a majority of the members of the Board, the Reporting Persons may discuss ideas that, if effected, may result in changes to the management of the Issuer.

             Also pursuant to the Securityholders' Agreement, among other things, subject to limited exceptions, each of the holders of Class B Common Stock other than the Blum Funds has agreed to vote each of the shares of Class B Common Stock it or he beneficially owns on matters to be decided by the stockholders of the Issuer in the same manner as RCBA Partners votes the shares of Class B Common Stock that it beneficially owns. The exceptions apply to transactions between the Blum Funds or their affiliates and the Issuer or its subsidiaries and to amendments to the certificate of incorporation or bylaws of the Issuer that adversely affect the other holders of Class A Common Stock or Class B Common Stock (the "Common Stock") relative to the Blum Funds.

             The Reporting Persons may sell a limited number of shares of Class B Common Stock beneficially owned by them to the Issuer if after the closing of the Merger the Issuer

--------------------------------------------------------------------------------
                                      13D               Page 12 of 26
--------------------------------------------------------------------------------

receives additional proceeds from the sale of shares of Class A Common Stock to its employees. In addition, while it is not the current intention of the Reporting Persons to do so and the Securityholders' Agreement contains certain obligations applicable to the Reporting Persons if they choose to do so, the Reporting Persons may dispose of some or all of their interest in the Class B Common Stock held by them in privately negotiated transactions with third parties (including through an extraordinary corporate transaction, such as a merger, reorganization or liquidation), through a public offering upon exercise of the registration rights provided in the Securityholders' Agreement, or otherwise, depending upon an ongoing evaluation of the investment, prevailing market conditions, liquidity requirements of the Reporting Persons and other factors and considerations. Alternatively, subject to the terms of the Securityholders' Agreement, while it is not the present intention of the Reporting Parties to do so, the Reporting Persons may seek to acquire additional shares of Class B Common Stock, Class A Common Stock or other securities of the Issuer through privately negotiated transactions or otherwise.

             Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5    Interest in Securities of the Issuer.

             The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a), (b)     Based upon information provided by the Issuer, immediately after the completion of the Merger, there were 1,589,774 shares of Class A Common Stock outstanding and 12,649,813 shares of Class B Common Stock outstanding. Pursuant to the Restated Certificate of Incorporation of the Issuer, each share of Class B Common Stock may be converted by the holder thereof into one share of Class A Common Stock at any time at the option of such holder. Accordingly, any holder of shares of Class B Common Stock may be deemed to beneficially own an equal number of shares of Class A Common Stock.

             After taking into account the transactions described in Item 3, (i) RCBA Partners directly owns 5,223,418 shares of Class B Common Stock and (ii) Blum Partners directly owns 2,877,507 shares of Class B Common Stock. Accordingly, (A) RCBA Partners may be deemed to beneficially own 5,223,418 shares of Class A Common Stock, which is equal to approximately 53.9% of the outstanding shares of Class A Common Stock, and (B) Blum Partners may be deemed to beneficially own 2,877,507 shares of Class A Common Stock, which is equal to approximately 29.7% of the outstanding shares of Class A Common Stock. The beneficial ownership percentages calculated in the immediately foregoing sentence assume the conversion of all shares of Class B Common Stock directly owned by RCBA Partners and Blum Partners into shares of Class A Common Stock and no conversion of shares of Class B Common Stock by any other direct owners of shares of Class B Common Stock.

--------------------------------------------------------------------------------
                                      13D               Page 13 of 26
--------------------------------------------------------------------------------

             RCBA GP, which is the sole general partner of RCBA Partners, has sole voting and investment power with respect to the shares of Class B Common Stock directly owned by RCBA Partners. Accordingly, RCBA GP may be deemed to beneficially own such shares. Blum GP, which is the sole general partner of Blum Partners, has sole voting and investment power with respect to the shares of Class B Common Stock directly owned by Blum Partners. Accordingly, Blum GP may be deemed to beneficially own such shares.

             Richard C. Blum is a managing member of both RCBA GP and Blum GP. Accordingly, the Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), in which case each of the Reporting Persons would be deemed to have beneficial ownership of an aggregate of 8,100,925 shares of Class A Common Stock, which is 83.6% of the outstanding shares of Class A Common Stock. The beneficial ownership percentage calculated in the immediately foregoing sentence assumes the conversion of all shares of Class B Common Stock directly owned by RCBA Partners and Blum Partners into shares of Class A Common Stock and no conversion of shares of Class B Common Stock by any other direct owners of shares of Class B Common Stock. Although Mr. Blum is joining in this
Schedule 13D as a Reporting Person, the filing of this Schedule 13D shall not be construed as an admission that he, or any of the other managing members and members of RCBA GP or Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA GP or Blum GP, except to the extent of any pecuniary interest therein.

             As a result of the provisions in the Securityholders' Agreement described in Item 6 affecting the voting and disposition of shares of Class A Common Stock and Class B Common Stock, the Reporting Persons, together with the other parties thereto that beneficially own shares of Common Stock, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Reporting Persons may be deemed to beneficially own each of the shares beneficially owned by the other members of such group.
In such case, the Reporting Persons may be deemed to beneficially own 13,796,660 shares of Class A Common Stock, which would represent 96.9% of the outstanding shares of Class A Common Stock. The beneficial ownership percentage calculated in the immediately foregoing sentence assumes the conversion of all shares of Class B Common Stock. However, the Reporting Persons disclaim the existence of such group and disclaim beneficial ownership of the shares of Common Stock beneficially owned by any of the other parties to the Securityholders' Agreement.

(c) Except as set forth in Item 3, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons described in Item 2 hereof has effected any transaction during the past 60 days in any shares of Common Stock.

(d) Except as set forth in this Schedule 13D, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e)          Not applicable.
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ITEM 6    Contracts, Arrangements, Understandings or Relationships With Respect
          to Securities of the Issuer.

             The information set forth, or incorporated by reference, in Items 3, 4 and 5 is hereby incorporated herein by reference.

Securityholders' Agreement

             On July 20, 2001, a Securityholders' Agreement that is described below was entered into among RCBA Partners, Blum Partners, FS Equity Partners III, L.P. ("FSEP"), FS Equity Partners International, L.P. ("FSEP International," and together with FSEP, "Freeman Spogli"), The Koll Holding Company ("Koll"), California Public Employees' Retirement System ("CalPERS"), Frederic V. Malek ("Malek"), DLJ Investment Funding, Inc. ("DLJ"), Credit Suisse Boston Corporation ("CSFB"), Raymond E. Wirta ("Wirta"), W. Brett White ("White," and together with Freeman Spogli, Koll, CalPERS, Malek, DLJ, CSFB and Wirta, the "Non-Blum Holders," and the Non-Blum Holders together with the Blum Funds, the "Securityholders"), Services and the Issuer. The following description is qualified in its entirety by reference to the Securityholders' Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

   Limitations on Transfer

             The Non-Blum Holders agreed that, until the earlier of ten years from the date the Securityholders' Agreement was signed or the date of an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, which period is referred to herein as the "restricted period," not to sell any of the Issuer's common stock or warrants to acquire the Issuer's common stock, which are referred to herein as the "restricted securities," except:

   .   to their respective affiliates;

   . in the case of an individual who is a party to the Securityholders' Agreement, to his or her spouse or direct lineal descendants, including adopted children, or antecedents;

   . in the case of an individual who is a party to the Securityholders' Agreement, to a charitable remainder trust or trusts, in each case the current beneficiaries of which, or to a corporation or partnership, the stockholders or limited or general partners of which, include only the transferor, the transferor's spouse or the transferor's direct lineal descendants, including adopted children or antecedents;

   . in the case of an individual who is a party to the Securityholders' Agreement, to the executor, administrator, testamentary trustee, legatee or beneficiary of any deceased transferor holding restricted securities;

   . in the case of Freeman Spogli, beginning on April 12, 2003, on a pro rata basis to its partners;

   . in the case of a transferee of Freeman Spogli pursuant to the previous bullet point that is a corporation, partnership, limited liability company, trust or other entity, on a pro rata
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       basis without payment of consideration, to its shareholders, partners, members, beneficiaries or other entity owners, as the case may be;

   . in the case of Freeman Spogli, Koll, Malek, CSFB, DLJ and CalPERS, beginning three years from the closing date of the Merger, after complying with the right of first offer provision described below;

   . by DLJ and CSFB, in connection with transfers of the Issuer's 16% Senior Notes due 2011 to a permitted transferee; and

   . transfers made in connection with the tag-along rights and drag-along rights described below.

In order for any of the sales described above to be permitted, each recipient of restricted securities must first execute an assumption agreement whereby it will become a party to the Securityholders' Agreement and assume and become entitled to specified rights and obligations in the Securityholders' Agreement as described in the following paragraph.

             With respect to any person who acquires any restricted securities from any securityholder in compliance with the terms of the Securityholders' Agreement, the transferee will become subject to the following provisions of the Securityholders' Agreement, depending upon the identity of the transferor:

   . in the case of any transfer from the Blum Funds, (A) if the transferee acquires a majority of the Common Stock beneficially owned by a Blum Fund, that Blum Fund may assign to the transferee all of its rights and obligations under the agreement or (B) if the transferee acquires less than a majority of the Common Stock beneficially owned by that Blum Fund, the transferee generally will assume and be entitled to all of the rights and obligations of the Blum Fund described in the section titled "Registration Rights" below;

   . in the case of an assignment by a Blum Fund of its rights pursuant to a right of first offer, as described below, the assignee or assignees generally will assume and be entitled to all of the rights and obligations of the Blum Fund described in the section titled "Registration Rights" below;

   . in the case of any transfer from Freeman Spogli, (A) the transferee will assume all of the rights and obligations of Freeman Spogli, other than the right to designate any member of the Board or the "Freeman Spogli Consent Rights" described below and (B) in addition, if the transferee acquires a majority of the Common Stock beneficially owned by Freeman Spogli at the time of the transfer and following the acquisition the transferee beneficially owns at least 10% of the outstanding Common Stock, Freeman Spogli may assign to the person all of its rights and obligations under the agreement; and

   . in the case of any transfer from any other party to the Securityholders' Agreement, the new transferee generally will assume and be entitled to all of the rights and obligations of the transferor under the Securityholders' Agreement.

             Right of First Offer. Beginning three years from the closing date of the Merger, each of Freeman Spogli, Koll, Malek, CSFB, DLJ and CalPERS will be able to transfer all or any portion of its or his restricted securities to a qualified purchaser. However, prior to any
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transfer to a qualified purchaser, the transferring securityholder must first offer to sell all or, with the consent of the transferring securityholder, a portion of these restricted securities to RCBA Partners or its assignee at the price and upon the other terms indicated to RCBA Partners by the transferring securityholder. If RCBA Partners elects not to buy all of the restricted securities on these terms, the transferring securityholder will be able to transfer the shares to a qualified purchaser for a limited period of time at a purchase price equal to or greater than the price offered to RCBA Partners and on other terms that are no more favorable in any material respect than the terms initially offered to RCBA Partners.

          Under the Securityholders' Agreement, the term "qualified purchaser" refers to any person to whom a securityholder wishes to transfer its or his restricted securities, as long as this person is approved by RCBA Partners, which approval will not be unreasonably withheld. If a proposed qualified purchaser is a nationally-recognized private equity sponsor or institutional equity investor, RCBA Partners may not withhold its consent unless RCBA Partners' decision results from its direct experience with this person in connection with another actual or proposed transaction.

          Co-Sale Right. Prior to the date of an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, if RCBA Partners and its affiliates propose to transfer a portion of their Class B Common Stock to any third party, other than in a public offering, each of the Non-Blum Holders generally will have the right under the Securityholders' Agreement to require the proposed transferee or acquiring person to purchase from it or him the same proportion of its or his shares of Common Stock as is being purchased from RCBA Partners and its affiliates at the same price per share and generally upon the same terms and conditions as apply to RCBA Partners and its affiliates.

          Required Sale. If RCBA Partners and its affiliates agree to transfer to a third party, other than in a public offering, a majority of the shares of the Class B Common Stock beneficially owned by RCBA Partners and its affiliates at the time of the transfer, then under the Securityholders' Agreement each Non-Blum Holder may be required to transfer to the third party the same proportion of its or his restricted securities as is being transferred by RCBA Partners and its affiliates at the same price and generally upon the same terms and conditions as apply to RCBA Partners and its affiliates.

          In addition, if RCBA Partners approves any merger, consolidation, amalgamation or other business combination involving the Issuer or any of its subsidiaries or the sale of all or substantially all of the Issuer's assets, then each Non-Blum Holder that holds shares of Class B Common Stock will agree to vote all shares of Class B common stock held by him or it or his or its affiliates to approve the transaction and not to exercise any appraisal or dissenters' rights available to it or him under any rule, regulation, statute, agreement or otherwise.

          Participation Rights. Except for the specified exceptions listed below, the Issuer agreed under the Securityholders' Agreement not to issue any of its equity securities to any person unless, prior to the issuance, it notifies each of the Securityholders and grants to it or him or one of its or his affiliates the right to subscribe for and purchase a pro rata share of the equity securities being issued at the same price and upon the same terms and conditions as apply to all
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                                      13D                       Page 17 of 26
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other subscribers. The specified exceptions to the participation rights include issuances of equity securities under the following circumstances:

     .    upon the exchange, exercise or conversion of other equity securities;

     . in connection with any stock split, stock dividend or recapitalization of us, as long as it is fully proportionate for each class of affected equity securities and entails equal treatment for all shares or units of the affected class;

     . pursuant to the acquisition by the Issuer or its subsidiaries of another person or a material portion of its assets, by merger, purchase of assets or otherwise;

     . to employees, officers, directors or independent contractors of the Issuer or its subsidiaries;

     .    in connection with a public offering; or

     . to customers, venders, lenders, and other non-equity financing sources, lessors of equipment and other providers of goods or services to the Issuer or its subsidiaries.

               Market "Stand-Off." Pursuant to the Securityholders' Agreement, in connection with an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, if all of the Securityholders that hold at least 2% of the outstanding shares of Common Stock agree to the same restrictions, each of the Securityholders will not be permitted to sell, transfer or engage in a similar transaction with respect to any of the securities of the Issuer for a period specified by the representative of the underwriters, which period may not exceed 180 days after the registration statement regarding the offering is declared effective.

     Registration Rights

               Demand Registration Rights. Subject to the terms and conditions described in the Securityholders' Agreement, if the Issuer receives a written demand from (i) the holders of at least 25% of the then outstanding shares of the Common Stock held by the Blum Funds and their transferees, (ii) the holders of at least 25% of the then outstanding shares of Common Stock held by Freeman Spogli and its transferees or (iii) the holders of at least 25% of the then outstanding shares of Common Stock held by DLJ and CSFB and their transferees, then the Issuer has agreed to use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Class A Common Stock requested to be registered in accordance with the terms of the Securityholders' Agreement together with any of the Issuer's other securities entitled to be included under the registration.
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                                      13D                       Page 18 of 26
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               However, the Issuer will not be required to effect a demand registration under the Securityholders' Agreement:

     . prior to 180 days after the effective date of a registration statement pertaining to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market;

     . requested by the Blum Funds and their transferees after the Issuer has effected six demand registrations requested by the Blum Funds and their transferees and each of these registrations has been declared or ordered effective;

     . requested by Freeman Spogli and its transferees after the Issuer has effected three registrations requested by Freeman Spogli and its transferees and each of these registrations has been declared or ordered effective;

     . requested by DLJ and CSFB and their transferees after the Issuer has effected one registration requested by DLJ and CSFB and their transferees and this registration has been declared or ordered effective;

     . if the anticipated aggregate gross proceeds to be received by the parties requesting the registration are less than $2,000,000;

     . if the Issuer notifies in good faith the parties requesting the registration that it intends to make another public offering within ninety days of the demand request; or

     . if the Issuer furnishes to the parties requesting the registration a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Issuer for the registration to be effected at the time, in which event the Issuer has the right to defer the filing for ninety days, although the Issuer is not able to defer filings in this fashion more than an aggregate of ninety days in any twelve month period.

               In any underwritten offering under a demand registration, if the managing underwriter advises the Issuer that marketing factors require a limitation of the number of shares to be underwritten because it is likely to have an adverse effect on the price, timing or the distribution of the shares to be offered, then the number of shares that may be included in the underwriting will be allocated first among the parties who demanded the registration on a pro rata basis and second to the extent all registrable shares requested to be included in the underwriting by the parties who demanded the registration have been included, among the remaining securityholders requesting inclusion of registrable shares in the underwritten offering on a pro rata basis.

               Piggyback Registrations Rights. In the Securityholders' Agreement, each Securityholder and its transferees will be entitled to request that the Issuer include all or a portion of his or its shares in any registration statement for purposes of a public offering of the Issuer's securities, but excluding the following types of offerings:

     . registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145; and
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     .    any registration statement pertaining to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market.

               In an underwritten offering in which one or more Securityholders exercises its piggyback registration rights, if the managing underwriter advises the Issuer that marketing factors require a limitation of the number of shares to be underwritten because it likely to have an adverse effect on the price, timing or the distribution of the shares to be offered, then the number of shares that may be included in the underwriting will be allocated first to the Issuer and second to the Securityholders requesting inclusion on a pro rata basis. However, no reduction will be allowed to reduce the securities being offered by the Issuer for its own account to be included in the registration and underwriting or reduce the amount of securities of the selling Securityholders included in the registration below 25% of the total amount of securities included in the registration, unless the offering does not include shares of any other selling Securityholders, in which event any or all of the registrable shares may be excluded in accordance with the immediately preceding sentence.

               Expenses of Registration. All registration expenses incurred in connection with a registered offering pursuant to either demand or piggyback registration rights generally will be borne by the Issuer, except for underwriting discounts, selling commissions and transfer taxes, which will be borne by the holders of the securities being registered on a pro rata basis.

               Indemnification. In connection with a registered offering pursuant to either demand or piggyback registration rights, the Issuer has agreed to indemnify and hold harmless each of the Securityholders that participate in the offering against any losses, claims, damages, liabilities or expenses to which it or he may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934 or other federal or state law for any untrue statements, material omissions or other violations the Issuer makes in connection with any registered offering.

               Expiration. Each Securityholder's demand and piggyback registration rights, if any, pursuant to the Securityholders' Agreement will expire if all of the following are satisfied:

     . the Issuer has completed an underwritten initial public offering in which the Issuer's shares become listed on a national securities exchange or the Nasdaq National Market and subject to the provisions of the Securities Exchange Act of 1934;

     . the party, together with its affiliates, partners and former partners holds less than 2% of the outstanding Common Stock; and

     . all Common Stock held by the party, and its affiliates, partners and former partners may be sold under Rule 144 of the Securities Act of 1933 during any ninety day period.

     Governance

               Composition of Board and Committees. Pursuant to the terms of the Securityholders' Agreement, prior to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, each Securityholder that holds shares of Class B Common Stock will agree to vote all of his or its
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beneficially owned shares of Class B Common Stock to elect the following representatives to the Board:

     . between three and six directors designated by RCBA Partners, with the actual number to be determined by RCBA Partners in its discretion;

     .    one director designated by Blum Partners;

     .    one director designated by Freeman Spogli;

     . Wirta, for so long as he is employed by the Issuer or, if he is no longer employed by the Issuer, the Issuer's chief executive officer at that time;

     . White, for so long as he is employed by the Issuer or, if he is no longer employed by the Issuer, the Issuer's Chairman of the Americas at that time, but RCBA Partners may elect to reduce the size of the Board by one director if he is no longer the Issuer's Chairman of the Americas; and

     . one director who is a real estate brokerage employee of the Issuer or Services, who will be elected immediately after the closing of the Merger and will remain a director for so long as a majority of the Board agree.

               Each of the designation rights described above is subject to the following limitations:

     . the director designation rights of RCBA Partners will be reduced (i) to two designees, or one designee if there is not a real estate brokerage employee serving as a member of the Board, if the Blum Funds and their affiliates beneficially own Common Stock representing less than 22.5% of the outstanding Common Stock, (ii) to one designee if there is not a real estate brokerage employee serving as a member of the Board, if the Blum Funds and their affiliates beneficially own Common Stock representing less than 15% of the outstanding Common Stock and (iii) to no designee if the Blum Funds and their affiliates beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock;

     . the director designation rights of Blum Partners will be reduced to zero if RCBA Partners is entitled to designate only one or zero directors; and

     . the director designation right of Freeman Spogli will reduce to zero if Freeman Spogli and its affiliates, collectively, beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock.

               Also, prior to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, each committee of the Board will include at least one director or observer designated by RCBA Partners and one director or observer designated by Freeman Spogli.
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               Following an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market:

     . RCBA Partners will be entitled to nominate a percentage of the total number of directors on the Board that is equivalent to the percentage of the outstanding Common Stock beneficially owned by the Blum Funds and their affiliates; and

     . Freeman Spogli will be entitled to nominate one director to the Board as long as they own in the aggregate at least 7.5% of the outstanding Common Stock.

               In connection with each of annual or special meetings of stockholders of the Issuer at which the Issuer's directors are to be elected, the Issuer has agreed to (1) nominate and recommend to its stockholders the individuals nominated in the bullet points immediately above for election or re-election as part of the management slate of directors and (2) provide the same type of support for the election of these individuals as directors as the Issuer provides to other persons standing for election as its directors as part of the management slate. In addition, each Securityholder that beneficially owns shares of Class B Common Stock has agreed that he or it will vote all shares of Common Stock owned by him or it in favor of the election or re-election of these individuals.

               Also pursuant to the Securityholders' Agreement, the board of directors of Services will at all times following the Merger consist of the same persons as the Board.

               Voting of Capital Stock. Prior to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, each Non-Blum Holder that beneficially owns shares of Class B Common Stock agreed to vote at any stockholders meeting or in any written consent all of the shares of the Issuer's voting capital stock owned or held of record by it or him, in same the manner as RCBA Partners votes the shares of the Issuer's voting capital stock beneficially owned by it, except with respect to the following actions by the Issuer or any of its subsidiaries:

     . any transaction between the Blum Funds or their affiliates and the Issuer or any of its subsidiaries, other than a transaction (1) with another portfolio company of the Blum Funds that has been negotiated on arms-length terms in the ordinary course of business between the managements of the Issuer or any of its subsidiaries and the portfolio company, (2) with respect to which the Securityholders may exercise their participation rights under the Securityholders' Agreement or (3) specifically contemplated by the Merger Agreement; or

     . any amendment to the Issuer's certificate of incorporation or bylaws that adversely affects the Securityholders relative to the Blum Funds, other than generally (a) an increase in the Issuer's authorized capital stock or (b) amendments made in connection with any reorganization of the Issuer effected to facilitate (1) an initial public offering or (2) the acquisition of the Issuer by merger or consolidation.

               For so long as the paragraph immediately above applies, each Non-Blum Holder that beneficially owns shares of Class B Common Stock grants to RCBA Partners an irrevocable
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proxy, coupled with an interest, to vote all of the shares of the Issuer's voting capital stock owned by the grantor of the proxy.

               General Consent Rights. Prior to an underwritten initial public offering in which the Issuer's shares become listed on a national securities exchange or the Nasdaq National Market, under the Securityholders' Agreement, neither the Issuer nor any of its subsidiaries is allowed to take any of the following actions without the prior affirmative vote or written consent of (1) a majority of its directors and (2) a majority of its directors that are not designated by RCBA Partners or Blum Partners:

     . any of the transactions described in the two bullet points in the section above titled "Voting of Capital Stock" above; or

     . the repurchase or redemption of, the declaration or payment of a dividend with respect to, or the making of a distribution upon, any shares of the Issuer's capital stock beneficially owned by the Blum Funds or their affiliates unless (a) the repurchase, redemption, dividend or distribution is made pro rata among all holders of that class of capital stock, or in the case of a repurchase or redemption, each of the Non-Blum Holders are given a proportionate right to participate in the repurchase or redemption, to the extent they own shares of that class of capital stock or (b) if the capital stock is not Common Stock, the repurchase, redemption or dividend is required by the terms of that capital stock.

               Consent Rights of the Director Designated by Freeman Spogli. Prior to an underwritten initial public offering in which the Issuer's shares become listed on a national securities exchange or the Nasdaq National Market, for so long as Freeman Spogli is entitled to designate a member of the Board, neither the Issuer nor any of its subsidiaries will be able to take any of the following actions without the prior affirmative vote or written consent of (1) a majority of its directors and (2) the director designated by Freeman Spogli:

     . the acquisition of any business or assets for a purchase price in excess of $75.0 million, except for (1) the acquisition of any business or asset by an investment fund that is controlled by the Issuer or any of its subsidiaries in connection with the ordinary course conduct of its investment advisory and management business or that of any of its subsidiaries or (2) acquisitions in connection with the origination of mortgages by the Issuer or any of its subsidiaries;

     . the sale or other disposition of assets of the Issuer or its subsidiaries for aggregate consideration having a fair market value in excess of $75.0 million, other than (1) the sale or other disposition of any business or asset by an investment fund that is controlled by the Issuer or any of its subsidiaries in connection with the ordinary course conduct of its investment advisory and management business or that of any of its subsidiaries or (2) sales or dispositions in connection with the origination of mortgages by the Issuer or any of its subsidiaries;

     . incur indebtedness, unless the indebtedness would (1) be permitted pursuant to the terms of the documents governing the indebtedness entered into by the Issuer in connection with the closing of the Merger as in effect on the closing date of the Merger, including any refinancing or replacement of this indebtedness in an equal or lesser aggregate
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          principal amount or (2) immediately following the incurrence, the ratio of (A) the consolidated indebtedness of the Issuer and its subsidiaries determined in accordance with United States generally accepted accounting principles applied in a manner consistent with the Issuer's consolidated financial statements to (B) the twelve-month normalized EBITDA, does not exceed 4.5:l; or

     . issue capital stock of the Issuer, or options, warrants or other securities to acquire capital stock of the Issuer, to the Issuer's employees, directors or independent contractors or any of its subsidiaries if the issuances, in the aggregate, exceed 5% of the total amount of the Issuer's outstanding capital stock immediately after the closing of the Merger Agreement on a fully diluted basis, other than (1) issuances to the Issuer's employees, directors or independent contractors and those of its subsidiaries of up to 25% of the Issuer's capital stock on a fully-diluted basis within six months of the closing of the Merger and (2) issuances in amounts equal to the Issuer's capital stock repurchased by the Issuer from, or the options, warrants or other securities to acquire capital stock cancelled by the Issuer or its subsidiaries or terminated or expired without prior exercise with respect to persons who, at the time of the repurchase, cancellation, termination or expiration, were current or former employees, directors or independent contractors of the Issuer or its subsidiaries.

     Indemnification

               The Issuer has agreed to indemnify and hold harmless (a) each of the Securityholders and each of their respective affiliates and any person who controls them, (b) each of the directors, officers, employees and agents of the persons indicated in clause (a) and (c) each of the heirs, executors, successors and assigns of the persons indicated in clause (a) from all damages, claims, losses, expenses, costs, obligations and liabilities, including reasonable attorneys' fees and expenses but excluding any special or consequential damages against the indemnified party, suffered or incurred by the indemnified persons listed above to the extent arising from (1) the business, operations, liabilities or obligations of the Issuer or its subsidiaries or (2) the indemnified person's ownership of Common Stock.

     Termination

               The Securityholders' Agreement will terminate with respect to the provisions referred to below as follows:

     . with respect to each of the provisions summarized in the section titled "Governance," upon completion of an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market;

     . with respect to the provisions summarized in the section titled "Limitations on Transfer" above, upon the expiration of the restricted period;

     . with respect to the provisions summarized in the section titled "Registration Rights" above other than the section titled "Registration Rights--Indemnification," in the manner set forth in the section titled "Registration Rights--Expiration;"
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     .    with respect to the provisions summarized in the sections titled
          "Registration Rights--Indemnification" and "Indemnification" upon the expiration of the applicable statutes of limitations; and

     . with respect to all provisions contained within the Securityholders' Agreement other than those described in the immediately preceding bullet point, upon (1) the sale of all or substantially all of the equity interests in the Issuer to a third party whether by merger, consolidation or securities or otherwise or (2) the approval in writing by the Blum Funds, Freeman Spogli and a majority of the shares of Common Stock owned by the other Securityholders.

Contribution Agreement

               As described in Item 3 hereof, the Issuer, RCBA Partners, Blum Partners and the other parties thereto entered into the Contribution Agreement, which sets forth certain understandings among the parties thereto with respect to certain contributions of Services Common Stock and cash to the Issuer in connection with the completion of the Merger. The Contribution Agreement also includes, among other things, certain agreements by the parties thereto with respect to (i) the reimbursement of expenses incurred by such parties in connection with the Merger and the related transaction and (ii) the payment by the Issuer of a transaction fee of $3.0 million in connection with the Merger to an affiliate of RCBA Partners. The foregoing description is qualified in its entirety by reference to the Contribution Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

Assignment Agreement

               As described in Item 3 hereof, RCBA Partners and Blum Partners entered into the Assignment Agreement, pursuant to which RCBA Partners assigned a portion of its rights and obligations under the Contribution Agreement to Blum Partners. The foregoing description is qualified in its entirety by reference to the Assignment Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

               Except as disclosed above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7    Material to be Filed as Exhibits

1. Securityholders' Agreement, dated as of July 20, 2001, by and among RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll
     Holding Company, California Public Employees' Retirement System, Frederic
     V. Malek, DLJ Investment Funding, Inc., Credit Suisse Boston Corporation, Raymond E. Wirta, W. Brett White, CB Richard Ellis Services, Inc. and CBRE Holding, Inc. (incorporated by reference from Exhibit 25 of Amendment No. 9 to the Schedule 13D, filed by RCBA GP, L.L.C., RCBA Strategic Partners, L.P.,
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                                      13D                       Page 25 of 26
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     Richard C. Blum & Associates, Inc., BLUM Capital Partners, L.P., Richard C.
     Blum and CBRE Holding, Inc. on July 25, 2001, File No. 005-46943).

2. Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001, by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Frederic V. Malek and The Koll Holding Company (incorporated by reference from Exhibit 4.2(a) of Amendment No. 1 to Form S-1, filed by CBRE Holding, Inc. on June 12, 2001, File No. 333-59440).

3. Amendment, dated as of July 19, 2001, to the Amended and Restated Contribution and Voting Agreement, by and among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Raymond E. Wirta, W. Brett White, Frederic V. Malek and The Koll Holding Company (incorporated by reference from Exhibit 23 of Amendment No. 9 to the Schedule 13D, filed by RCBA GP, L.L.C., RCBA Strategic Partners, L.P., Richard C. Blum & Associates, Inc., BLUM Capital Partners, L.P., Richard C. Blum and CBRE Holding, Inc. on July 25, 2001, File No. 005-46943).

4. Assignment and Assumption Agreement, dated as of July 19, 2001, by and between RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P. (filed herewith).

5. Joint Filing Agreement, dated as of July 30, 2001, by and among RCBA Strategic Partners, L.P., RCBA GP, L.L.C., Blum Strategic Partners II, L.P., Blum Strategic GP II, L.L.C. and Richard C. Blum (filed herewith).

6. Power of Attorney of Richard C. Blum (incorporated by reference from Exhibit D of Amendment No. 2 to Schedule 13D, filed by RCBA GP, L.L.C., RCBA Strategic Partners, L.P., Richard C. Blum & Associates, Inc., BLUM Capital Partners, L.P., Richard C. Blum and BLUM CB Corp., which is currently known as CB Richard Ellis Services, Inc., on November 13, 2000, File No. 005-46943).
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                                      13D                       Page 26 of 26
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                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2001

RCBA GP, L.L.C.                           RCBA STRATEGIC PARTNERS, L.P.

                                          By:  RCBA GP, L.L.C.
                                               its general partner

By:  /s/ Murray A. Indick                 By:  /s/ Murray A. Indick
    -----------------------------------       ----------------------------------
     Murray A. Indick, Member                  Murray A. Indick, Member

BLUM STRATEGIC GP II, L.L.C.              BLUM STRATEGIC PARTNERS II, L.P.

                                          By:  Blum Strategic GP II, L.L.C.
                                               its general partner

By:  /s/ Murray A. Indick                 By:  /s/ Murray A. Indick
    -----------------------------------       ----------------------------------
     Murray A. Indick, Member                  Murray A. Indick, Member


     /s/ Murray A. Indick
    -----------------------------------
     RICHARD C. BLUM

By:  Murray A. Indick, Attorney-in-Fact